CUSIP No. 98978L105	13G	Page 1 of 8

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1 (b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(b)

(Amendment No.     )*

Zogenix, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

98978L105

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G	Page 2 of 8

CUSIP No. 98978L105
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Abingworth Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,344,176
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,344,176
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,344,176
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

13G	Page 3 of 8

CUSIP No. 98978L105
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Abingworth Bioventures IV LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,335,218
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,335,218
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,335,218
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

13G	Page 4 of 8

CUSIP No. 98978L105
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Abingworth Bioventures IV Executives LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,335,218
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,335,218
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,335,218
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 98978L105	13G	Page 5 of 8

Item 1	(a).	Name of Issuer:

Zogenix, Inc. (the “Issuer”)

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

12671 High Bluff Drive, Suite 200, San Diego, CA 92130

Item 2	(a).	Name of Persons Filing:

Abingworth Management Limited (“AML”), Abingworth Bioventures IV LP (“ABV IV”) and Abingworth Bioventures IV Executives LP (“ABV IV Execs”). The foregoing entities are each a “Reporting Person” and are collectively referred to as the “Reporting Persons.”

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

The business address for AML, ABV IV and ABV IV Execs is c/o Abingworth Management Limited, Princess House, 38 Jermyn Street, London, England SW1Y 6DN.

Item 2	(c).	Citizenship:

AML is a corporation organized under the laws of England. ABV IV is a limited partnership organized under the laws of England. ABV IV Execs is a limited partnership organized under the laws of Delaware.

Item 2	(d).	Title of Class of Securities:

Common Stock, $0.001 par value per share (“Common Stock”)

Item 2	(e).	CUSIP Number:

98978L105

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person filing is a:

Not applicable.

CUSIP No. 98978L105	13G	Page 6 of 8

Item 4.	Ownership.

(a) Amount Beneficially Owned:

As of December 31, 2010, ABV IV is the record owner of 2,315,369 shares of Common Stock and ABV IV Execs is the record owner of 19,849 shares of Common Stock. ABV IV and ABV IV Execs share a manager, AML, and are affiliated funds, and, on this basis, may each be deemed to beneficially own the shares held of record by both entities, a total of 2,335,218 shares of Common Stock (the “Record Shares”).

As the manager of ABV IV and ABV IV Execs, AML may also be deemed to beneficially own the Record Shares.

The Issuer has granted options to purchase an aggregate of 9,250 shares of Common Stock to Mr. Ken Haas, of which 8,958 (the “Option Shares”) are exercisable within 60 days as of December 31, 2010. Pursuant to an agreement between AML and Mr. Haas, AML may be deemed to own beneficially the Option Shares in addition to the Record Shares, a total of 2,344,176 shares of Common Stock.

(b) Percent of Class:

Each of ABV IV and ABV IV Execs may be deemed to own beneficially 6.9% of the outstanding Common Stock of the Issuer. AML may be deemed to own beneficially 6.9% of the outstanding Common Stock of the Issuer.

The percentages relating to beneficial ownership of Common Stock are based on (i) in the case of ABV IV and ABV IV Execs, 34,017,295 shares of Common Stock outstanding as of December 31, 2010 (the “Outstanding Shares”) as reported informally by counsel to the Issuer on February 7, 2011 and (ii) in the case of AML, the sum of the Outstanding Shares and the Option Shares, an aggregate of 34,026,253 shares.

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:

see line 5 of cover sheets.

(ii) shared power to vote or to direct the vote:

see line 6 of cover sheets.

(iii) sole power to dispose or to direct the disposition:

see line 7 of cover sheets.

(iv) shared power to dispose or to direct the disposition:

see line 8 of cover sheets.

Each Reporting Person disclaims beneficial ownership of such shares of Common Stock except for the shares, if any, such Reporting Person holds of record.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 98978L105	13G	Page 7 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2011

ABINGWORTH MANAGEMENT LIMITED

By:	/s/ James Abell
	Name:	James Abell
	Title:	Executive Director

ABINGWWORTH BIOVENTURES IV L.P.

By:	Abingworth Management Limited, its Manager

By:	/s/ James Abell
	Name:	James Abell
	Title:	Executive Director

ABINGWORTH BIOVENTURES IV EXECUTIVES L.P.

By:	Abingworth Management Limited, its Manager

By:	/s/ James Abell
	Name:	James Abell
	Title:	Executive Director

CUSIP No. 98978L105	13G	Page 8 of 8

Exhibit 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Zogenix, Inc.

Date: February 9, 2011

ABINGWORTH MANAGEMENT LIMITED

By:	/s/ James Abell
	Name:	James Abell
	Title:	Executive Director

ABINGWORTH BIOVENTURES IV L.P.

By:	Abingworth Management Limited, its Manager

By:	/s/ James Abell
	Name:	James Abell
	Title:	Executive Director

ABINGWORTH BIOVENTURES IV EXECUTIVES L.P.

By:	Abingworth Management Limited, its Manager

By:	/s/ James Abell
	Name:	James Abell
	Title:	Executive Director